Exhibit 99.1


                               SEABRIDGE GOLD INC.


                                  NEWS RELEASE
TRADING SYMBOLS:  TSX-V: SEA                               FOR IMMEDIATE RELEASE
                  AMEX: SA                                       AUGUST 13, 2004


             SEABRIDGE GOLD REPORTS ON 2ND QUARTER FINANCIAL RESULTS

Toronto (Canada) - Highlights from the report for the quarter ended June 30, 2004 were as follows:

o  Drilling improves size and grade of Courageous Lake deposit
o  $5.4 million private placement equity financing closed
o  Trading on American Stock Exchange commences

For the full quarterly report with financial statements please visit: http://www.seabridgegold.net/images2/2004-Q2.pdf

FINANCIAL RESULTS

During the three month period ended June 30, 2004, Seabridge posted a loss of $517,000 ($0.02 per share) compared to a $231,000 loss ($0.01 per share) for the same period last year. Also, during the quarter ended June 30, 2004, the Company invested cash of $761,000 in mineral projects compared to $3,604,000 for the same period last year. At June 30, 2004 net working capital was $5,914,000 compared to $1,886,000 at December 31, 2003. During the quarter ended June 30, 2004, the Company closed a private placement for gross proceeds of $5,400,000 consisting of 1.2 million shares at $4.50 per share.

PROJECTS

The first eight diamond drill holes from this summer's program at the Company's 100% owned Courageous Lake property in the Northwest Territories have been drilled and assayed. The results confirm the strong potential for a significant expansion in size and grade of the multi-million ounce FAT deposit, already Canada's largest known undeveloped gold project. Drilling has now resumed with an additional rig to increase meterage during the short summer season.

The 2004 core drilling program at Courageous Lake was designed to test three of nine new bulk mineable gold targets identified in the 2003 summer field program and to upgrade the resource model for the FAT deposit. Approximately 3,000 meters have been drilled to date in eight holes. Another 12 core holes previously drilled into the FAT deposit by Noranda are now being sampled with assay results expected in late August. Most of this core was not sampled and assayed by Noranda.

Holes CL-004 through CL-006 were designed to test for the possible southern extension of the three main mineralized zones which comprise the FAT deposit. This potential was not fully explored by previous operators of the FAT deposit

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           172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
              Telephone: (416) 367-9292 Facsimile: (416) 367-2711


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because the ground to the south was independently owned. Seabridge recently acquired control of the last remaining claim south of the FAT deposit, consolidating the land position under one ownership for the first time. The three holes drilled this summer confirm the extension of all three mineralized zones to the south of the known deposit for at least 300 meters. Results from these three holes are as follows:

--------------- -------------- ------------ ------------ --------------
DRILL HOLE ID       FROM           TO         INTERVAL     GOLD GRADE
                  (METERS)      (METERS)      (METERS)       (G/T)
--------------- -------------- ------------ ------------ --------------

   CL-004           174.4         196.9         22.5         1.32
--------------- -------------- ------------ ------------ --------------
   CL-005            31.0          37.0          6.0         3.94
                    183.4         187.9          4.5         1.23
                    200.9         203.8          2.9         1.12
--------------- -------------- ------------ ------------ --------------
   CL-006           107.7         124.0         16.3         3.28
                    209.7         244.2         34.5         3.91
--------------- -------------- ------------ ------------ --------------

CL-004 and CL-005 were likely located too far west to intersect the main mineralized zones. CL-006 found the target zones with the first zone encountered approximately 75 meters from surface, 300 meters south of the FAT deposit. Seabridge plans immediately to commence a new 6,000-meter program to drill this 300-meter extension on 50-meter sections so as to define a new resource. It is important to note that the grade encountered in CL-006 is approximately 80% higher than the average grade of the FAT deposit resource model.

Hole CL-008 was designed to upgrade inferred resources within the heart of the FAT deposit. These inferred resources generally lie between the upper portion of the deposit drilled intensively by Placer Dome and the lower part of the deposit drilled intensively from underground by Noranda. The better- than-expected results from CL-008 not only successfully upgraded inferred resources, but also encountered wider zones of mineralization (+23%) and higher grades (+67%) than predicted by the FAT deposit block model. A comparison of actual versus expected results are as follows:

--------------------------------------------------------------------------------
      ACTUAL RESULTS FROM CL-008          PREDICTED RESULTS FROM BLOCK MODEL
--------------------------------------------------------------------------------
  FROM     TO      INTERVAL  GOLD GRADE    FROM      TO    INTERVAL  GOLD GRADE
(METERS) (METERS)  (METERS)     (G/T)    (METERS) (METERS) (METERS)    (G/T)
-------- --------  --------  ----------  -------- -------- --------  -----------
 269.1    347.4      78.3       2.98       277.3    341.1    63.8      1.78
-------- --------  --------  ----------  -------- -------- --------  -----------

Seabridge intends to drill additional infill holes in the current program. The 12 Noranda holes now being sampled and assayed will also assist in upgrading the inferred resource.

The better-than-expected drill results from the current program point to the potential for a significant enhancement of the FAT deposit resource model and mine plan. Therefore, on the recommendation of Hatch, Seabridge has elected to reschedule the completion of their engineering study, originally scheduled for completion in July, until the 2004 drilling program has been completed and the data incorporated into a revised resource model and mine plan. Hatch estimates that their final report should now be completed in December 2004. Seabridge is also considering a larger drill program to upgrade the inferred resource as would be required for a feasibility study.

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Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 8.74 million ounces of resources in the measured and indicated categories (250.1 million tonnes grading


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1.09 grams of gold per tonne) plus an additional estimated 6.83 million ounces of resources in the inferred category (201.0 million tonnes grading 1.06 grams of gold per tonne). (See http://www.seabridgegold.net/gold_resources.htm for a breakdown of these gold resources by project). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.


All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission.


Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2003 and in the Company's 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).


Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. Seabridge undertakes no obligation to update these forward-looking statements if such beliefs, estimates or opinions or other factors should change.


For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net
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   The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.